File pursuant to Rule 424 (b) (3)
                                                              File No. 333-55694







                               LEVI STRAUSS & CO.







              Supplement No. 5 to Prospectus dated March 8, 2001.




               The date of this Supplement No. 5 is September 19, 2001






                   On September 19, 2001, Levi Strauss & Co. filed
                  with the Securities and Exchange Commission
                                  the attached
                          Current Report on Form 8-K.

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                    FORM 8-K

                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         Date of Report (date of earliest event reported): September 19, 2001

                               Levi Strauss & Co.
             (Exact name of registrant as specified in its charter)


      DELAWARE                      333-36234                   94-0905160
(State of Incorporation)     (Commission File Number)         (IRS Employer
                                                          Identification Number)

           1155 Battery Street
        San Francisco, California                                 94111
(Address of principal executive offices)                        (Zip Code)

       Registrant's telephone number, including area code: (415) 501-6000

ITEM 5.  OTHER EVENTS AND REGULATION FD DISCLOSURE.


        Attached hereto as Exhibit 99 is a copy  of  Levi Strauss & Co.'s  press
release  dated   September   19,  2001  titled  "Levi  Strauss  &  Co.   Reports
Third-Quarter Financial Results."

ITEM 7.  EXHIBIT.

99      Press Released dated September 19, 2001.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 19, 2001

                                    LEVI STRAUSS & CO.


                                    By /s/ William B. Chiasson
                                       -----------------------
                                       William B. Chiasson
                                       Title:  Senior Vice President and
                                               Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit Number                   Description
--------------                   -----------

99                      Press Release dated September 19, 2001

                                                                      Exhibit 99

LEVI                                1155 Battery Street, San Francisco, CA 94111
STRAUSS
   & Co.
  NEWS                              Investor Contact: Christine Greany
                                                      Tidal Communications, Inc.
                                                      (203) 866-4401
For Immediate Release
---------------------                Media Contact:   Linda Butler
                                                      Levi Strauss & Co.
                                                      (415) 501-3317


           LEVI STRAUSS & CO. REPORTS THIRD-QUARTER FINANCIAL RESULTS


SAN FRANCISCO (September 19, 2001) - Levi Strauss & Co. today announced financial results for the third quarter of fiscal 2001 ended August 26, 2001. Weak retail markets in the United States and Japan negatively affected the company's overall sales; however, the company maintained solid margins and continued to make progress in its business turnaround.

Third-quarter net sales declined 12.8 percent to $984 million from $1,128 million in the third quarter of fiscal 2000. Had currency rates remained constant at 2000 levels, net sales would have declined approximately 10.7 percent for the period.

"Weak economies and retail markets in the U.S. and Japan are slowing the pace of the company's business turnaround," said Philip Marineau, Levi Strauss & Co. chief executive officer. "Despite this, we are confident that our turnaround strategies are the right ones. During the past 24 months, we've made significant improvements in our overall financial picture, supply chain performance, retail relationships, and products and marketing programs. But it will take more time to fully stabilize the company in this very uncertain economic environment.

"Our financial condition remains strong," said Marineau. "We're tightly managing costs; we have strong margins, and we reduced debt in the current quarter. Moreover, when we bring relevant product to the consumer, surround it with the right advertising and retail programs, and ensure that it's easy to find and buy, we see sustainable improvements," Marineau continued. "This is the case in Europe, where our business is stabilizing.

                                    --more--

LS&CO. Q3/Add One
September 19, 2001


"In the U.S. we have initiated additional marketing programs for the fourth quarter to support our retail customers and improve our sales trends," said Marineau. "Our Levi's(R) Superlow jeans for juniors in the U.S. is a great illustration of the power of the Levi's(R) brand when we execute our strategic formula effectively. It's the right product for the market, supported by relevant and appealing TV advertising with our new 'Belly Button' spot. In retail stores where our Superlow jeans had the appropriate placement and point-of-sale support, we saw excellent rates of sale. The same is true with our new Dockers(R) Mobile(TM) pant for men."

Third-quarter gross profit was $399 million, or 40.6 percent of sales, versus $464 million, or 41.2 percent of sales, in the comparable period of 2000. While gross margins declined slightly from prior year, primarily due to production downtime costs incurred in the third quarter of 2001, the third-quarter margin of 40.6 percent is strong, reflecting lower sourcing and fabric costs and reduced inventory markdowns.

Operating income for the quarter decreased 20 percent to $93 million compared to $116 million in the third quarter of fiscal 2000.

EBITDA, which the company defines as operating income excluding depreciation and amortization, was $112 million, or 11.4 percent of sales, versus $142 million, or 12.6 percent of sales, in the third quarter of 2000.

Net income in the third quarter decreased 60.3 percent to $15 million compared to $38 million in fiscal 2000. Tighter cost controls and lower interest expense were not enough to offset lower sales and the impact of currency volatility on the company's foreign currency hedging activities.

During the third quarter, total debt was reduced by $50 million to $2.158 billion, compared to $2.208 billion as of May 27, 2001.

Bill Chiasson, chief financial officer, said, "Although we do not expect to achieve our previous sales guidance for the year, we believe full-year gross margins and EBITDA margins will be in line with our previously stated expectations. An extremely important priority of ours is to continue to bring down debt. To this end, we will continue to focus our efforts on reducing inventory levels, which would result in greater cash flow in the fourth quarter."

                                    --more--

LS&CO. Q3/Add Two
September 19, 2001


Levi Strauss & Co. is one of the world's leading branded apparel companies, marketing its products in more than 80 countries worldwide. The company designs and markets jeans and jeans-related pants, casual and dress pants, shirts, jackets and related accessories for men, women and children under the Levi's(R) and Dockers(R) brands.

The company's third-quarter investor conference call, featuring Philip Marineau, chief executive officer; Bill Chiasson, chief financial officer; and Joe Maurer, treasurer, will be available through a live audio Webcast at www.levistrauss.com on September 19, 2001 at 10 a.m. EDT. A replay is available on the Web site the same day beginning at approximately 2 p.m. EDT and will remain until October 3, 2001. A telephone replay also is available at (973) 341-3080, pin #2797298, from approximately noon EDT on September 19 through September 26, 2001.

This news release includes forward-looking statements about retail conditions; sales performance and trends; inventory position and management; debt repayment and liquidity; gross margins and EBITDA margins; product innovation and new product development in our brands; expense levels including overhead and advertising expense; retail relationships and developments including sell-through; presentation of product at retail and marketing collaborations; marketing and advertising initiatives; and other matters. We have based these forward-looking statements on our current assumptions, expectations and projections about future events. When used in this discussion, the words "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

These forward-looking statements and the discussion are subject to risks and uncertainties including, without limitation, risks related to the impact of changing domestic and international retail environments; changes in the level of consumer spending or preferences in apparel; dependence on key distribution channels, customers and suppliers; competitive products; changing fashion trends; our supply chain executional performance; ongoing competitive pressures in the apparel industry; trade restrictions; political or financial instability in countries where our products are manufactured; and other risks detailed in our annual report on Form 10-K, registration statements and other filings with the Securities and Exchange Commission. Our actual results might differ materially from historical performance or current expectations. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                       ###

                                                       LEVI STRAUSS & CO.

                                               CONSOLIDATED STATEMENTS OF INCOME
                                                     (Dollars in Thousands)
                                                          (Unaudited)

                                                                       Three Months Ended         Nine Months Ended
                                                                   ------------------------    -----------------------
                                                                   August 26,    August 27,    August 26,    August 27,
                                                                   ----------    ----------    ----------    ----------
                                                                     2001          2000          2001          2000
                                                                     -----         -----         -----         -----

Net sales........................................................     $983,508    $1,127,740    $3,023,828    $3,359,221
Cost of goods sold...............................................      584,279       663,418     1,732,170     1,957,328
                                                                      --------    ----------    ----------    ----------
   Gross profit..................................................      399,229       464,322     1,291,658     1,401,893
Marketing, general and administrative expenses...................      314,482       358,524       976,706     1,048,052
Other operating income...........................................       (8,377)      (10,404)      (22,916)      (20,852)
                                                                      --------    ----------    ----------    ----------
   Operating income..............................................       93,124       116,202       337,868       374,693
Interest expense.................................................       55,429        59,406       178,532       177,177
Other (income) expense, net......................................       13,850        (1,359)       19,617       (30,151)
                                                                      --------    ----------    ----------    ----------
   Income before taxes...........................................       23,845        58,155       139,719       227,667
Income tax expense...............................................        8,822        20,354        51,696        79,683
                                                                      --------    ----------    ----------    ----------
   Net income....................................................     $ 15,023    $   37,801    $   88,023    $  147,984
                                                                      ========    ==========    ==========    ==========

   EBITDA margin.................................................         11.4%         12.6%         13.2%         13.2%
                                                                          =====         =====         =====         =====


                                                          NET SALES BY REGION
                                                             (in millions)
                                                              (Unaudited)

                                          Three Months Ended                      Nine Months Ended
                                ----------------------------------      ----------------------------------
Net Sales                       August 26,   August 27,    Percent      August 26,   August 27,    Percent
                                ----------   ----------    --------     ----------   ----------    -------
                                  2001         2000         Change        2001         2000         Change
                                  -----        -----        ------        -----        -----        ------


Americas                           $689.9      $ 802.6      (14.0%)      $2,034.2     $2,255.3       (9.8%)
Europe                              222.5        235.9       (5.7%)         756.5        817.5       (7.5%)
Asia                                 71.1         89.2      (20.3%)         233.1        286.4      (18.6%)

Total Company                      $983.5     $1,127.7      (12.8%)      $3,023.8     $3,359.2      (10.0%)



                                          Three Months Ended                      Nine Months Ended
                                ----------------------------------      ----------------------------------
Net Sales at Prior-Year         August 26,   August 27,    Percent      August 26,   August 27,    Percent
Currency Exchange Rates         ----------   ----------    --------     ----------   ----------    -------
                                  2001         2000         Change        2001         2000         Change
                                  -----        -----        ------        -----        -----        ------
                                (Restated)                              (Restated)
                                ----------                              ----------

Americas                          $ 690.0      $ 802.6      (14.0%)      $2,036.8     $2,255.3       (9.7%)
Europe                              237.3        235.9        0.6%          812.1        817.5       (0.7%)
Asia                                 80.1         89.2      (10.3%)         259.9        286.4       (9.2%)

Total Company                    $1,007.4     $1,127.7      (10.7%)      $3,108.8     $3,359.2       (7.5%)




                                                          LEVI STRAUSS & CO.

                                                 CONDENSED CONSOLIDATED BALANCE SHEETS
                                                        (Dollars in Thousands)

                                                                                       August 26,     Nov. 26,
                                                                                       ----------     --------
                                                                                          2001          2000
                                                                                          -----         -----
                                                                                       (Unaudited)

ASSETS
------

Cash and cash equivalents............................................................    $   63,765    $  117,058
Trade receivables, net...............................................................       576,880       660,128
Total inventories ...................................................................       796,163       652,249
Property, plant and equipment, net...................................................       528,577       574,039
Other assets ........................................................................     1,172,636     1,202,254
                                                                                         ----------    ----------
                  Total Assets.......................................................    $3,138,021    $3,205,728
                                                                                         ==========    ==========

LIABILITIES AND STOCKHOLDERS' DEFICIT
-------------------------------------

Current maturities of long-term debt and short-term borrowings.......................    $  109,273    $  231,290
Accounts payable.....................................................................       208,452       268,473
Restructuring reserves...............................................................        53,411        71,595
Long-term debt, less current maturities..............................................     2,048,677     1,895,140
Long-term employee related benefits..................................................       392,103       358,849
Post-retirement medical benefits.....................................................       550,331       545,574
Other liabilities....................................................................       772,045       933,380
                                                                                         ----------    ----------
                  Total liabilities..................................................     4,134,292     4,304,301
                                                                                         ----------    ----------
                  Total stockholders' deficit........................................      (996,271)   (1,098,573)
                                                                                         ----------    ----------
                  Total Liabilities and Stockholders' Deficit........................    $3,138,021    $3,205,728
                                                                                         ==========    ==========